SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FIBERTOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.00% Convertible Senior Secured Notes due 2012

(Title of Class of Securities)

31567R AC 4

31567R AA 8

(CUSIP Numbers of Class of Securities)

Thomas A. Scott

Chief Financial Officer

FiberTower Corporation

185 Berry Street, Suite 4800

San Francisco, California 94107

(415) 659-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

W. Mark Young

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$322,824,107	$18,014

*                 The transaction valuation is estimated solely for the purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (“Rule 0-11”).  The transaction valuation estimate assumes the exchange of the entire outstanding principal amount of outstanding 9.00% Convertible Senior Secured Notes due 2012 of FiberTower Corporation (the “Existing Notes”) and the additional Existing Notes to be issued on November 16, 2009 in payment of interest on the Existing Notes, and is based on the book value of the Existing Notes as of September 30, 2009, as adjusted for the issuance of the additional Existing Notes.

**          The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the estimated Transaction Valuation by .00005580, or $55.80 for each $1,000,000 of the estimated value of the transaction.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐            Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by FiberTower Corporation, a Delaware corporation (“FiberTower” or the “Company”), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended, in connection with an exchange offer (the “Exchange Offer”) by FiberTower to exchange, for each $1,000 principal amount of its 9.00% Convertible Senior Secured Notes due 2012 (the “Existing Notes”) that is tendered and accepted, $1,000 principal amount of 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the “Interim Notes”).  FiberTower is seeking to exchange any and all outstanding Existing Notes in the Exchange Offer.  Concurrently with the Exchange Offer, FiberTower is also soliciting consents from holders of the Existing Notes (the “Consent Solicitation”) for certain amendments to the indenture governing the Existing Notes.

The Exchange Offer will commence on October 26, 2009 and will expire at 5:00 p.m., New York City time, on December 1, 2009 (the “Expiration Time”), unless extended or earlier terminated by the Company.

The Exchange Offer is made upon the terms and subject to the conditions described in the offering memorandum and consent solicitation statement dated October 26, 2009 (the “Offering Memorandum”), and the accompanying Letter of Transmittal and Consent (the “Letter of Transmittal”).  The Offering Memorandum and the accompanying Letter of Transmittal are filed as exhibits (a)(1) and (a)(2), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Offering Memorandum is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.   Summary Term Sheet.

The information set forth in the Offering Memorandum in the sections entitled “Summary,” “Summary of the Exchange Offer” and “Summary of the Consent Solicitation” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) The name of the subject company FiberTower Corporation, and the address of its principal executive offices is 185 Berry Street, Suite 4800, San Francisco, California 94107. The Company’s telephone number is (415) 659-3500.

(b) The subject class of securities is the Company’s 9.00% Convertible Senior Secured Notes due 2012.  As of October 26, 2009, the aggregate principal amount of Existing Notes outstanding was $278,480,038, and an additional $15,316,402 in principal amount of Existing Notes will be issued on November 16, 2009 in payment of interest due on such Existing Notes.

(c) The Existing Notes are not listed on any national securities exchange.  To the Company’s knowledge, there is no established trading market for the Existing Notes.

Item 3.   Identity and Background of Filing Person.

(a) The principal executive offices of the filing person, FiberTower Corporation, are located at 185 Berry Street, Suite 4800, San Francisco, California 94107, and the Company’s telephone number at that address is (415) 659-3500.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company as of the date of this Schedule TO.

Name	Office
John D. Beletic*	Chairman of the Board, Director
Randall A. Hack*	Director
Mark Holliday*	Director
Philip M. Kelley	Director
John P. Kelly	Director
John Muleta*	Director
Steven Scheiwe	Director
Neil S. Subin*	Director
Kurt J. Van Wagenen	President and Chief Executive Officer
Thomas A. Scott	Chief Financial Officer, Treasurer and Secretary
Ravi Potharlanka	Chief Operating Officer
Joseph M. Sandri, Jr.	Senior Vice President—Government and Regulatory
Patrick J. Coughlin	Senior Vice President of Sales and Marketing
David L. Jones	Senior Vice President of Network Services

* These directors have submitted resignations that will only be effective upon the occurrence of a mandatory redemption of the Interim Notes pursuant to the terms of the Interim Indenture.  It is anticipated that, following the occurrence of such mandatory redemption, the four remaining directors will elect the individuals identified in the Offering Memorandum in the section entitled “Interests of Directors and Executive Officers” to fill the vacancies on the board of directors and that such directors will elect John P. Kelly as Chairman of the Board.

Item 4.   Terms of the Transaction.

(a) The information set forth in the Offering Memorandum in the sections entitled “Summary,” “Summary of the Exchange Offer,” “Summary of the Consent Solicitation,” “Summary Description of the Interim Notes,” “Summary Description of the New Notes,” “Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements,” “General Terms of the Exchange Offer and Consent Solicitation,” “The Proposed Amendments,” “Comparison of Terms of Notes,” “Description of the Interim Notes,” “Description of the New Notes,” “Description of Capital Stock” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) To the Company’s knowledge, no Existing Notes are owned by any officer, director or affiliate of the Company.

Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offering Memorandum in the sections entitled “Support Agreements” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offering Memorandum in the section entitled “Summary — Purpose of the Exchange Offer” is incorporated herein by reference.

(b) The Existing Notes acquired by the Company in the Exchange Offer will be retired and cancelled.

(c) The information set forth in the Offering Memorandum in the sections entitled “Summary — Purpose of the Exchange Offer,” “Summary Description of the Interim Notes—Mandatory Redemption,” “Capitalization,” “General Terms of the Exchange Offer and Consent Solicitation,” “Description of the Interim Notes—Mandatory Redemption,” “Support Agreements” and “Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offering Memorandum in the section entitled “Summary — Sources of Payment of the Cash Portion of the Mandatory Redemption Price” is incorporated herein by reference.

(b) Not applicable.  There are no alternative financing arrangements for the mandatory redemption of the Interim Notes.

(d) Not applicable.

Item 8.   Interest in Securities of the Subject Company.

(a) To the Company’s knowledge, none of the Company’s directors, executive officers or controlling persons, or any of their affiliates, beneficially own any Existing Notes or will be tendering any Existing Notes pursuant to the Exchange Offer.

(b) The information set forth in the Offering Memorandum in the section entitled “Transactions in Existing Notes” is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.   Financial Statements.

(a) The information set forth in the Offering Memorandum in the sections entitled “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.  The information, including the financial statements and the notes thereto, set forth under Item 8, Financial Statements and Supplementary Data, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, and under Part I, Item 1, Financial Statements, in the Company’s Quarterly Report on Form 10-Q for the year ended June 30, 2009, is incorporated herein by reference.  Such reports may be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) The information set forth in the Offering Memorandum in the sections entitled “Unaudited Pro Forma Consolidated Financial Data” is incorporated herein by reference.

Item 11.   Additional Information.

(a) The information regarding the possible changes in the Company’s board of directors following a mandatory redemption of the Interim Notes set forth in Item 3(a) of this Schedule TO is incorporated herein by reference.

(b) Not applicable.

Item 12.   Exhibits.

(a)	(1)	Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009.

(a)	(2)	Form of Letter of Transmittal and Consent.

(a)	(3)	Form of Notice of Guaranteed Delivery.

(a)	(4)	Form of Letter to Clients.

(a)	(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)	(6)	Press Release, dated October 26, 2009.

(b)		Not applicable.

(d)	(1)

Indenture, dated as of November 9, 2006, among FiberTower Corporation, as issuer, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on November 15, 2006)

(d)	(2)	Form of Supplemental Indenture.

(d)	(3)	Form of Indenture governing Interim Notes.

(d)	(4)	Form of Indenture governing New Notes.

(d)	(5)	Form of Registration Rights Agreement.

(d)	(6)	Form of Support Agreement, dated October 26, 2009.

(g)		Not applicable.

(h)		Not applicable.

Item 13.   Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

FIBERTOWER CORPORATION

/s/ Thomas A. Scott
Name: Thomas A. Scott
Title: Chief Financial Officer
Date: October 26, 2009

INDEX TO EXHIBITS

(a)	(1)	Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009.

(a)	(2)	Form of Letter of Transmittal and Consent.

(a)	(3)	Form of Notice of Guaranteed Delivery.

(a)	(4)	Form of Letter to Clients.

(a)	(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)	(6)	Press Release, dated October 26, 2009.

(b)		Not applicable.

(d)	(1)

Indenture, dated as of November 9, 2006, among FiberTower Corporation, as issuer, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on November 15, 2006)

(d)	(2)	Form of Supplemental Indenture.

(d)	(3)	Form of Indenture governing Interim Notes.

(d)	(4)	Form of Indenture governing New Notes.

(d)	(5)	Form of Registration Rights Agreement.

(d)	(6)	Form of Support Agreement, dated October 26, 2009.

(g)		Not applicable.

(h)		Not applicable.